[Graphic omitted] Anold
                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  June 14, 2004
                                 For more information:  +31 75 659 57 20

Ahold Q1 2004 results negatively impacted by divestments

Highlights of Q1 2004

o Net loss EUR 405 million (Q1 2003: net income EUR 84 million) due to exceptional losses related to divestments
o Operating loss EUR 145 million (Q1 2003: operating income EUR 402 million) including exceptional losses on divestments of EUR 450 million (Q1 2003: no loss on divestments)
o Net sales EUR 15.4 billion, a decrease of 11.3% compared to Q1 2003. Net sales growth was approximately 1.3% excluding currency impact and impact of divestments
o Net cash generated before financing activities was EUR 485 million (Q1 2003: EUR 24 million net cash outflow)

Zaandam, The Netherlands, June 14, 2004 - Ahold today published its first quarter 2004 results. "We announced that 2004 will be a year of transition," said Anders Moberg, Ahold President and CEO, commenting on the results. "In March we sold Bompreco and Hipercard in Brazil and we have completed our departure from Asia, all of which were important milestones on our 'Road to Recovery' program. The results were heavily impacted by the exceptional losses that we previously communicated relating to these divestments. Apart from these exceptional losses that have no impact on equity or cash, the main operating companies performed in line with our expectations."

                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB  Zaandam
                                                 The Netherlands
                                                 Phone:  +31 (0)75 659 5720
http://www.ahold.com                             Fax:    +31 (0)75 659 8302

                                                                           1/21

Summary

Net sales
In the first quarter of 2004 net sales amounted to EUR 15.4 billion, a decrease of 11.3% compared to the same period in 2003. Net sales growth was approximately 1.3% excluding currency impact and the impact of divestments. Ahold's retail operations in the United States have experienced ongoing challenging market conditions. In the European retail operations net sales excluding currency impact and the impact of divestments remained unchanged compared to the same quarter of 2003. Net sales at U.S. Foodservice increased in U.S. dollars by 4.6% to USD 5.5 billion, mainly driven by food price inflation.

Operating loss: mainly due to losses related to divestments
The operating loss amounted to EUR 145 million (Q1 2003: operating income EUR 402 million) and was primarily caused by exceptional losses of EUR 450 million (Q1 2003: EUR 0 million) related to the divestments of Bompreco, Hipercard and operations in Thailand. These exceptional losses were mainly caused by accumulated foreign currency translation adjustments ("CTA losses") and goodwill reversals. (See "Definitions" below for an explanation of CTA losses and goodwill reversals.) These losses, which were expected, have no impact on equity or cash.
Operating income from the U.S. retail operations was heavily impacted by a weaker U.S. dollar. Furthermore, non-recurring costs for the integration of Stop & Shop and Giant-Landover and the U.S. corporate office (USD 25 million) impacted operating income negatively. Ahold expects this integration to generate significant benefits in 2005 and beyond. The operating loss at U.S. Foodservice was lower than last year's quarter.
Operating income from the European retail operations was impacted by a weaker performance in Spain and higher costs related to pensions in the Netherlands. Both Albert Heijn and Central Europe performed resiliently in the first quarter of this year.

Net loss: favorable impact of lower interest expenses
The net loss of EUR 405 million (Q1 2003: net income EUR 84 million) was primarily caused by the exceptional losses on divestments as described above. Net interest declined by 29.2% to EUR 223 million with the repayment of debt during 2003, the increase of the cash balance to EUR 3.8 billion and much lower bank fees.

Further reduction of net debt
Net debt was further reduced from EUR 7.5 billion at the end of 2003 to EUR 7.1 billion at the end of the first quarter of 2004, the result of our ongoing efforts to strengthen our balance sheet.

Strong cash flow generation
Net cash generated before financing activities was EUR 485 million in the first quarter of 2004 (Q1 2003: net cash outflows EUR 24 million). This improvement was mainly due to cash inflows from divestments and lower capital expenditure.

Full-year 2004: a year of transition
With regard to the outlook for 2004, Ahold refers to its full-year 2003 financial statements, published on April 19, 2004. As previously announced, exceptional items related to certain divestments, of which a substantial portion was booked in the first quarter, will have a significant impact on net income for 2004. However, this will have no impact on equity or cash.

More detailed consolidated financial statements are included in Annex A.

Ahold Q1 2004 Results

Ahold prepares its financial statements in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP"). Dutch GAAP differs in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). All financial information in this press release is based on Dutch GAAP unless otherwise noted.

The quarterly figures reported in this press release are unaudited.

In certain instances, results presented in this press release either exclude the impact of fluctuations in currency exchange rates used in the translation of Ahold's foreign subsidiaries' financial results into Euro or are presented in local currencies, which Ahold's management believes provides a better insight into the operating performance of foreign subsidiaries. For more information regarding the non-GAAP financial measure 'excluding currency impact', see "Definitions" below.
In addition, in certain instances, operating income for Ahold's business segments is presented excluding the impact of the impairment and amortization of goodwill and exceptional items. Operating income before impairment and amortization of goodwill and exceptional items is a non-GAAP financial measure. A reconciliation of this non-GAAP financial measure to the Dutch GAAP measure of operating income, as well as management's explanation for the use of this measure, are set forth in Annex B.

In this press release net cash flow before financing activities refers to the sum of net cash from operating activities and net cash from investing activities.

The results for Q1 2003 presented in this press release have been adjusted to make them comparable to the results for Q1 2004. These adjustments to the Q1 2003 results relate to accounting for vendor allowances, and reflect the following:

o In the fourth quarter of 2003 Ahold adopted EITF 02-16 "Accounting by a Customer (including a Reseller) for certain Consideration Received from a Vendor"("EITF 02-16"). As the adoption of EITF 02-16 in the fourth quarter includes the effect of EITF 02-16 from December 30, 2002, Ahold adjusted the results for Q1 2003 for the portion of the effect that related to Q1 2003, which resulted in an increase in net income for Q1 2003 by EUR 27 million (as previously announced); and

o In response to the irregularities announced in February 2003 relating to vendor allowances we conservatively deferred the recognition of certain vendor allowances in Q1 2003 until Q2 2003. After analyzing the accounting of our vendor allowance arrangements Ahold determined that EUR 65 million of income from vendor allowances, net of tax effect, could have been recognized in Q1 2003 instead of Q2 2003 in accordance with the current accounting policies.

The financial reporting calendar has been amended versus previously announced: the results for Q4 2004 and year 2004 will be published on March 29, 2005.

Ahold Q1 2004 Results
--------------------------------------------------------------------------------
                                                     1st Quarter
                                                       Change
x 1 million Euro                        Q1 2004          in %          Q1 2003
--------------------------------------------------------------------------------
Net sales                               15,370         -11.3%          17,331

Operating income before impairment
  and amortization of goodwill and
  exceptional items                        351         -22.9%             455

As % of net sales                          2.3%        -0.3%-pt           2.6%

Operating income (loss)                   -145                            402

Net income (loss)                         -405                             84

Net sales

In the first quarter of 2004 net sales amounted to EUR 15.4 billion, a decrease of 11.3% compared to the same period in 2003. Net sales growth excluding currency impact and impact of divestments was approximately 1.3% in the first quarter. Net sales were significantly impacted by lower currency exchange rates against the Euro, in particular that of the U.S. dollar.
In challenging conditions, the U.S. retail operations experienced net sales growth, excluding currency impact and the impact of the divestment of Golden Gallon, of 0.3%. In the European retail operations, net sales excluding currency impact and the impact from divestments, remained unchanged compared to the same quarter last year. U.S. Foodservice showed an increase in net sales in U.S. dollar of 4.6%, mainly driven by food price inflation.

Operating income

Operating income before impairment and amortization of goodwill and exceptional items
The operating income before impairment and amortization of goodwill and exceptional items, decreased by 22.9% to EUR 351 million, heavily impacted by the weak U.S. dollar against the Euro.
In addition there were non-recurring costs in the first quarter of USD 25 million relating to the integration process of Stop & Shop, Giant-Landover and the U.S. corporate office. This integration is expected to yield significant benefits in 2005 and beyond. Operating income from the European retail operations was impacted by a weaker performance in Spain and higher costs related to pensions in the Netherlands. Both Albert Heijn and Central Europe performed resiliently in the first quarter of this year.
U.S. Foodservice showed an improved operating income before impairment and amortization of goodwill and exceptional items. This improvement was largely due to currency impact and an increased leverage of fixed costs over a higher amount of sales in U.S. dollars.

Operating income
The operating loss of EUR 145 million (Q1 2003: operating profit EUR 402 million) was mainly due to exceptional losses of EUR 450 million relating to the divestments of Bompreco and the operations in Thailand. These exceptional losses, which were expected and also discussed in prior press releases, have no impact on equity or cash.

Goodwill amortization
Goodwill amortization in Q1 2004 amounted to EUR 46 million, a decrease of 13.2% compared to Q1 2003. This decrease was primarily due to a lower U.S. dollar exchange rate.

Goodwill impairment
No goodwill impairment charges were required in the first quarter of 2004.

Loss on disposal of tangible fixed assets
In the first quarter the loss on disposal of tangible fixed assets amounted to EUR 6 million compared to a gain of EUR 8 million in the same period last year.

Exceptional loss
An exceptional losses of EUR 450 million was recorded in Q1 2004 compared to no exceptional losses in Q1 2003. The Q1 2004 exceptional losses was related to the divestments of Bompreco, Hipercard and operations in Thailand. Of these exceptional items, EUR 322 million related to CTA losses and EUR 213 million to the partial reversal of goodwill, both of which had previously been charged to shareholders' equity. These negative impacts were partly offset by a EUR 85 million gain representing the difference between the selling price and the book value of certain assets. See "Definitions" below.

Net loss

Ahold reported a net loss of EUR 405 million in Q1 2004 compared to a net income of EUR 84 million in Q1 2003, mainly due to the above-mentioned exceptional losses. The weakening of the U.S. dollar against the Euro also had a negative impact.

Net Financial Expense
--------------------------------------------------------------------------------
                                                   1st Quarter
                                                      Change
x 1 million Euro                        Q1 2004         in %           Q1 2003
--------------------------------------------------------------------------------
Net interest                              -223          29.2%            -315

Gain (loss) on foreign exchange              5         -78.3%              23

Other financial income and expense           0                              0
                                    ----------                    ------------
Net financial expense                     -218          25.3%            -292
--------------------------------------------------------------------------------

Net financial expense showed a significant decrease
Net financial expense was EUR 218 million in Q1 2004 compared to EUR 292 million in Q1 2003. Net interest amounted to EUR 223 million, a decrease of 29.2% compared to Q1 2003. The decrease was primarily caused by lower banking fees, higher interest income and lower interest expenses, related to the substantially decreased net debt and the lower U.S. dollar exchange rate.

The gain on foreign exchange in Q1 2004 amounted to EUR 5 million, compared to EUR 23 million in Q1 2003, both mainly related to the positive impact of the revaluation of the Argentine Peso on U.S. dollar-denominated debt in Argentina.

Tax Information
--------------------------------------------------------------------------------
                                                     1st Quarter
                                                       Change
x 1 million Euro                        Q1 2004          in %         Q1 2003
--------------------------------------------------------------------------------
Income (loss) before impairment
  & amortization on goodwill and
  exceptional items and currency
  impact before income taxes               132         -19.0%             163

Income taxes*                              -64         -18.5%             -54

Effective tax rate*                      48.5%          15.4%-pt        33.1%

--------------------------------------------------------------------------------
* adjusted for goodwill impairment, goodwill amortization and exceptional items

Income taxes
The effective income tax rate, excluding the impact of non-tax-deductible impairment and amortization of goodwill and exceptional items, increased to 48.5% in Q1 2004 compared to 33.1% in Q1 2003, mainly as a result of the impact of a different geographic mix of income and consequences of the divestments.

Share in Income (Loss) of Joint Ventures and Equity Investees

--------------------------------------------------------------------------------
                                                   1st Quarter
x 1 million Euro                            Q1 2004             Q1 2003

--------------------------------------------------------------------------------
European joint ventures                        19                  20

Paiz Ahold, South America                       2                   2

Others                                          0                   0
                                            -----               -----

Total share in income (loss)of
  joint ventures and equity investees          21                  22
--------------------------------------------------------------------------------

Share in income (loss) of joint ventures and equity investees
Share in income of joint ventures and equity investees in the first quarter of 2004 was in line with the same quarter last year.

Further improved Balance Sheet

Ahold closed Q1 2004 with an improved balance sheet. Since year-end 2003 Ahold reduced net debt by EUR 422 million to EUR 7.1 billion mainly due to cash inflows from divestments and lower capital expenditure.

Balance Sheet

--------------------------------------------------------------------------------
                                                1st Quarter
x 1 million Euro               April 18, 2004     Change      December 28, 2003
(except share data)
--------------------------------------------------------------------------------

Balance sheet total             23,269            -130           23,399

Shareholders' equity             5,107             256            4,851

Net debt                         7,126            -422            7,548

Common shares outstanding (mln)  1,553               0            1,553

--------------------------------------------------------------------------------

Balance sheet total is reduced, reflecting reduced capital expenditure and divestments
The USD to EUR exchange rate went up to EUR 0.83 per U.S. dollar at the end of Q1 2004 compared to EUR 0.80 at year-end 2003. Despite the currency impact of the stronger U.S. dollar against the Euro, the company continued to strengthen the balance sheet by decreasing net debt. The balance sheet total decreased by EUR 130 million. The cash balance increased to EUR 3.8 billion. The balance sheet total as per year-end 2003 of the companies divested in March 2004 amounted to EUR 714 million.

Equity increased by almost EUR 0.3 billion
Details related to changes in equity are outlined in Annex C.

Net Debt

--------------------------------------------------------------------------------

x 1 million Euro                         April 18, 2004        December 28, 2003
--------------------------------------------------------------------------------

Subordinated loans                                   91                     91

Bonds, mortgages & other debt                     6,561                  6,511
                                         --------------        ---------------

Loans                                             6,652                  6,602

Financial lease commitments                       2,258                  2,166
                                         --------------        ---------------
Total long-term debt                              8,910                  8,768

Current portion of long-term debt
  and short-term loans                            1,731                  1,728
                                         --------------        ---------------
Gross debt                                       10,641                 10,496

Cash and cash investments*                       -3,515                 -2,948
                                         --------------        ---------------
Net debt                                          7,126                  7,548

--------------------------------------------------------------------------------
* excludes cash on hand. Cash and cash investments + cash on hand = cash and cash equivalents presented in the balance sheet


Net debt reduced by EUR 0.4 billion
In the first quarter of 2004 Ahold was in compliance with the financial ratios contained in its December 2003 Credit Facility. The main covenants consist of Net Debt / EBITDA and EBITDA / Net Interest Expense Ratios. Net debt decreased due to cash inflows mainly related to divestments and lower capital expenditure.

Cash flow

--------------------------------------------------------------------------------
                                                      1st Quarter
x 1 million Euro                        Q1 2004         Change          Q1 2003
--------------------------------------------------------------------------------
Net cash from operating activities          219           -8                227

Net cash from investing activities          266          517               -251
                                        -------                        --------
Net cash before financing activities        485          509                -24

Net cash from financing activities          -13         -610                597

Net change in cash and cash equivalents     472         -101                573
--------------------------------------------------------------------------------

Cash flow
Net cash inflow before financing activities improved mainly as a result of the divestment of Bompreco and Hipercard and the operations in Thailand.
                                                                               8

Operational Information

US Retail
--------------------------------------------------------------------------------
                                                    1st Quarter
                                                       Change
x 1 million                             Q1 2004          in %         Q1 2003
--------------------------------------------------------------------------------

Net Sales
     Net Sales in USD                    8,184          -1.2%            8,285
     Net Sales in EUR                    6,589         -14.6%            7,718

Operating income (loss) before
impairment and amortization of
goodwill and exceptional items
     Total in USD                          401         -12.6%              459
     Total in EUR                          323         -24.4%              427

As % of net sales                          4.9%        -0.6%-pt            5.5%

Operating income (loss)
     Total in USD                          397         -12.7%              455
     Total in EUR                          320         -24.3%              423

Lower operating income impacted by integration costs
Net sales in the U.S. retail trade operations in Q1 2004 decreased 1.2% in U.S. dollars compared to Q1 2003. Net sales in the first quarter were negatively impacted by the Easter calendar effect by approximately 0.8%; i.e. the first quarter of 2004 included the week after Easter, which in food retail is a slow week, compared to 2003 where the first quarter ended with the week before Easter, which is usually a strong week. Excluding the impact of the divestment of Golden Gallon in 2003 net sales in U.S. dollars increased slightly by 0.3%. Identical sales in U.S. dollars declined by 1.6% and comparable sales in U.S. dollars declined by 1.0% in Q1 2004 compared to Q1 2003, partly caused by the earlier-mentioned Easter calendar effect.

During the first quarter of 2004 Ahold began integrating the two largest U.S. retail operating companies, Stop & Shop and Giant-Landover, into one arena. The integration will improve long-term competitiveness and cost-effectiveness of these companies. In addition, Ahold started integrating the U.S. retail corporate functions into this new arena. These steps will generate significant benefits in 2005 and beyond. Operating income before impairment and amortization of goodwill and exceptional items in the U.S. retail trade business in U.S. dollars decreased by 12.6% compared to Q1 2003 impacted heavily by the non-recurring integration costs (USD 25 million). Both Stop & Shop and Giant-Carlisle showed a solid performance in the first quarter of 2004.

Europe Retail
--------------------------------------------------------------------------------
                                                    1st Quarter
                                                       Change
x 1 million Euro                        Q1 2004          in %         Q1 2003
--------------------------------------------------------------------------------

Net sales
     Total                               3,677         -1.1%             3,718

Operating income (loss) before
impairment and amortization of
goodwill and exceptional items
     Total                                  65         -16.7%               78

As % of net sales                          1.8%        -0.3%-pt            2.1%

Operating income (loss)
     Total                                  58         -19.4%               72

Resilient performance in the Netherlands and Central Europe
The net sales decline of 1.1% in the first quarter of 2004 in the European retail operations is partly related to the divestments of De Tuinen and Jamin in 2003. Excluding currency impact in Central Europe and impact from divestments, net sales were unchanged compared to the same quarter of 2003. In the European retail operations, net sales were also negatively impacted by the Easter calendar effect. Sales volume at Albert Heijn increased as a result of the price repositioning campaign. The impact of food price deflation was largely offset by a higher sales volume. The identical sales at Albert Heijn declined by 0.2% compared to the same quarter of 2003. (Note that net sales at Albert Heijn were EUR 6 million lower versus previously announced in the Q1 2004 trading statement resulting from a final adjustment.)

Operating income before impairment and amortization of goodwill and exceptional items in the European retail operations decreased by 16.7%, primarily due to higher pension costs (EUR 15 million) and a weaker performance in Spain. At Albert Heijn the price repositioning in combination with ongoing cost reductions led to a slightly higher operating income. The operations in Central Europe reported a lower operating loss due to increased net sales, improved margins and cost reductions resulting from the integration of the Central European retail operations.

Foodservice
--------------------------------------------------------------------------------
                                                    1st Quarter
                                                       Change
x 1 million                             Q1 2004          in %         Q1 2003
--------------------------------------------------------------------------------

Net sales
     U.S. Foodservice in USD            5,542           4.6%            5,296
     U.S. Foodservice in EUR            4,461          -9.6%            4,934
     Europe Foodservice                   240          -6.6%              257
                                     --------                       ---------
     Total                              4,701          -9.4%             5,191

Operating income (loss) before
impairment and amortization of
goodwill and exceptional items
     U.S. Foodservice in USD              -28          15.2%              -33
     U.S. Foodservice in EUR              -22          29.0%              -31
     Europe Foodservice                     0                               4
                                     --------                       ---------
     Total                                -22          18.5%              -27

As % of net sales                       -0.5%           0.0%-pt         -0.5%

Operating income (loss)
     U.S. Foodservice in USD              -72           7.7%              -78
     U.S. Foodservice in EUR              -58          20.5%              -73
     Europe Foodservice                     0                               4
                                     --------                       ---------
     Total                                -58          15.9%              -69

U.S. Foodservice
U.S. Foodservice showed an increase in net sales excluding currency impact of 4.6%, primarily driven by food price inflation. The operating loss at U.S. Foodservice in the first quarter of 2004 was EUR 58 million, compared to a loss of EUR 73 million in the first quarter of 2003. This improvement was largely due to currency impact and an increased leverage of fixed costs over a higher amount of sales in U.S. dollars.
During the first quarter of 2004, U.S. Foodservice continued the process of improving the effectiveness of its procurement contracts and organization, as well as evaluating the profitability of its largest customer accounts.

Other Business Areas
--------------------------------------------------------------------------------
                                                    1st Quarter
                                                       Change
x 1 million Euro                       Q1 2004          in %         Q1 2003
--------------------------------------------------------------------------------

Net sales
     South America                        336         -42.2%              581
     Asia                                  51         -53.2%              109
     Other sctivities                      16          14.3%               14
                                     --------                       ---------
     Total                                403         -42.8%              704

Operating income (loss) before
impairment and amortization of
goodwill and exceptional items
     South America                         -1                               2
     Asia                                   0                              -7
     Other activities                     -14          22.2%              -18
                                     --------                       ---------
     Total                                -15          34.8%              -23

As % of net sales                       -3.7%          -0.4%-pt         -3.3%

Operating income (loss)
     South America                       -433                               1
     Asia                                 -18                              -7
     Other activities                     -14          22.2%              -18
                                     --------                       ---------
     Total                               -465                             -24

South America
Net sales in the South American retail trade operations in Q1 2004 were EUR
336 million, compared to EUR 581 million in the same period last year. The decrease was primarily a result of the divestments of Santa Isabel in 2003 and Bompreco in March 2004. CTA loss and reversal of goodwill resulting from the divestment of Bompreco heavily impacted operating income. Operating income before impairment and amortization of goodwill and exceptional items decreased from EUR 2 million in Q1 2003 to an operating loss of EUR 1 million in Q1 2004.

Asia
Net sales in the Asian retail trade operations in Q1 2004 amounted to EUR 51 million, a decrease of 53.2% compared to Q1 2003. This decrease was primarily due to the divestments of the operations in Malaysia and Indonesia completed in September 2003 and the divestment of the Thai operations in March 2004. The operating loss increased from EUR 7 million to EUR 18 million due to exceptional losses in the form of CTA loss and reversal of goodwill related to the divestment of the Thai operations.

Other activities
Other activities mainly include operations of three real estate companies that acquire, develop and manage store locations in Europe and the U.S. and corporate overhead costs of the Ahold parent company.

Annexes

ANNEX A   Consolidated Statements of Operations
          Consolidated Balance Sheets
          Consolidated Statements of Cash Flows

ANNEX B Reconciliation of operating income (loss) to operating income (loss) before impairment and amortization of goodwill and exceptional items

ANNEX C   Shareholders' Equity

ANNEX D   Quarterly net sales and trends per region

Definitions

o    Identical sales compare sales from exactly the same stores.
o    Comparable sales are identical sales plus sales from replacement stores.
o Net Debt / EBITDA: Net debt includes long- and short-term interest bearing debt as well as capitalized lease commitments, netted with cash and cash investments (excluding cash on hand), divided by EBITDA excluding exceptional items.
o EBITDA / Net Interest: EBITDA excludes exceptional items. For this ratio net interest excludes financing arrangement fees.
o Currency impact: the impact using different exchange rates to translate the financial figures of Ahold's subsidiaries to Euros. For comparison reasons the financial figures of the previous year are adjusted using the actual exchange rates in order to eliminate this currency impact.
o Impact of divestments: the impact on our financial figures of divested operations. The financial figures from divested operations are excluded from prior year's financial figures.
o Explanation on CTA losses (currency translation adjustments) and reversal of goodwill as a result of divestments: upon the divestment of some of our foreign operations, Ahold is required to recognize accumulated foreign currency translation adjustments and reverse goodwill, both of which were previously charged to shareholders' equity. This loss on divestments has no impact on the overall level of shareholders' equity. Exchange rate differences related to the translation of the financial results of foreign subsidiaries are recorded directly in shareholders' equity. When these exchange rate differences are realized, which occurs upon the sale of the underlying foreign subsidiary, the cumulative foreign currency translation adjustments are recognized in the statement of operations as part of the gain or loss on the sale. Also goodwill previously deducted directly from shareholders' equity upon acquisition has to be reclassified pro rata to the statement of operations if sold within six years of the initial acquisition.

Ahold Corporate Communications: +31.75.659.5720

--------------------------------------------------------------------------------
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, statements regarding Ahold's performance objectives and restructuring plans for 2004 and beyond, including plans to strengthen internal controls and solidify regulatory compliance, expectations as to the level of future net sales growth in the foodservice and retail sectors and the impact thereof on Ahold's results of operations, including improvements in net cash from operations, statements regarding Ahold's intention to integrate certain retail chains and the expected impact of such integration, expectations regarding our growth and capital expenditures, statements as to the timing, scope and expected impact of certain divestments, expectations of potential reversal of goodwill charges and potential exceptional items resulting from divestments, expectations as to reductions in Ahold's net financing expense and net debt, expectations as to the tax rate and Ahold's tax position during 2004 and expectations as to the other factors that will impact operating expenses in 2004. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, changes in general market, economic and political conditions, Ahold's ability to implement its strategy successfully, the diversion of management's attention, the integration of new members of management, and Ahold's ability to attract and retain key executives and associates, increases in the levels of competition in the markets in which Ahold and its subsidiaries and joint ventures operate, difficulties in the cooperation efforts among our subsidiaries and the implementation of new operational improvements, Ahold's liquidity needs being other than currently anticipated, the actions of government and law enforcement agencies, costs related to ongoing legal proceedings and investigations, including possible fines or judgments, difficulties in complying with new accounting pronouncements and regulatory requirements and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
--------------------------------------------------------------------------------

Annex A

Consolidated Statements of Operations
--------------------------------------------------------------------------------
                                                   1st Quarter
x 1 million Euro                                      Change
(unless otherwise indicated)            Q1 2004         in %         Q1 2003
--------------------------------------------------------------------------------

Net sales
     U.S. Retail                          6,589       -14.6%            7,718
     Europe Retail                        3,677        -1.1%            3,718
     Foodservice                          4,701        -9.4%            5,191
     Other business areas                   403       -42.8%              704
                                    -----------                   -----------
Total                                    15,370       -11.3%           17,331

Operating income before
impairment and amortization of
goodwill and exceptional items
     U.S. Retail                            323       -24.4%              427
     Europe Retail                           65       -16.7%               78
     Foodservice                            -22        18.5%              -27
     Other business areas                   -15        34.8%              -23
                                    -----------                   -----------
Total                                       351       -22.9%              455

     Goodwill amortization                  -46        13.2%              -53
     Goodwill impairment                      0                             0

Exceptional loss:
     Results of divestment                 -450                             0
                                    -----------                   -----------
Operating income (loss)                    -145                           402

Financial expense
     Net interest                          -223        29.2%             -315
     Gain (loss) on foreign exchange          5       -78.3%               23
     Other financial income and expense       0                             0
                                    -----------                   -----------
Net financial expense                      -218        25.3%             -292

Income (loss) before income taxes          -363                           110
Income taxes                                -58       -31.8%              -44
                                    -----------                   -----------
Income (loss) after income taxes           -421                            66

Share in income (loss) of joint
ventures and equity investees                21        -4.5%               22
Minority interest                            -5       -25.0%               -4
                                    -----------                   -----------
Net income (loss)                          -405                            84

Dividends on cumulative preferred
financing shares                            -13        -8.3%              -12
                                    -----------                   -----------
Net income (loss) after preferred
dividends                                  -418                            72

Net income (loss) after preferred
dividends per common share-basic (Euro)   -0.27                          0.07
Weighted average number of common
shares outstanding (x 1,000)-basic*   1,552,603        54.3%        1,006,318

Net income (loss) after preferred
dividends per common share-diluted
(Euro)                                    -0.27                          0.07
Weighted average number of common
shares outstanding (x 1,000)-
diluted*                              1,552,603        54.3%        1,006,339

Average USD Exchange rate
1 USD = Euro                             0.8051       -13.6%           0.9315

----------------
Note:  *retroactively adjusted for the dilution from the rights issue account

Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                         April 18, 2004        December 28, 2003
x 1 million Euro
--------------------------------------------------------------------------------

ASSETS:

Non-current assets:

Intangible assets
     Goodwill                                 2,469                   2,431
     Other intangible assets                    645                     671
                                        -----------------------------------
Total intangible assets                       3,114                   3,102

Tangible fixed assets                         9,102                   9,283

Financial assets
     Investment in joint ventures and
     equity investees                           819                     850
     Deferred tax assets                        478                     507
     Other financial assets                     606                     655
                                        -----------------------------------
Total financial assets                        1,903                   2,012

Total non-current assets                     14,119                  14,397

Current assets:
     Inventories                              2,991                   3,100
     Accounts receivable                      2,145                   2,369
     Other current assets                       187                     193
     Cash and cash equivalents                3,827                   3,340
                                        -----------------------------------
Total current assets                          9,150                   9,002


TOTAL ASSETS                                 23,269                  23,399
                                        -----------------------------------

Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                         April 18, 2004        December 28, 2003
x 1 million Euro
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Shareholders' equity                          5,107                   4,851

Minority interest                                68                      71

Provisions
     Pensions and other retirement benefits     681                     665
     Deferred tax liability                     463                     471
     Restructuring provisions                    78                      82
     Other provisions                           742                     728
                                        -----------------------------------
Total provisions                              1,964                   1,946

Non-current liabilities
     Loans                                    6,652                   6,602
     Financial lease commitments              2,258                   2,166
     Other non-current liabilities              178                     196
                                        -----------------------------------
Total non-current liabilities                 9,088                   8,964

Current liabilities
     Loan payable                             1,731                   1,728
     Accounts payable                         3,375                   3,914
     Other current liabilities                1,936                   1,925
                                        -----------------------------------
Total current liabilities                     7,042                   7,567


TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY                                       23,269                  23,399
                                        -----------------------------------

USD Exchange rate         1 USD = Euro       0.8333                  0.8045

Consolidated Statements of Cashflows
--------------------------------------------------------------------------------
                                                         1st Quarter
                                             Q1 2004                 Q1 2003
x 1 million Euro
--------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES:
Income (loss) before income taxes              -364                       110
Adjustments for:
     Depreciation, amortization and
     impairments                                401                       454
     (Gain) Loss on disposal of tangible
     fixed assets                                 6                        -8
Exceptional items:
     Results of divestments                     450                         0
                                        -----------              ------------
OPERATING CASH FLOW BEFORE CHANGES
IN WORKING CAPITAL                              493                       556

Changes in working Capital:
     Accounts receivables                       112                       -77
     Other current assets                       -34                       -76
     Inventory                                  117                       409
     Accounts payable                          -435                      -612
     Current liabilities                        -23                        78
                                        -----------              ------------
TOTAL CHANGES IN WORKING CAPITAL               -263                      -278

     Change in other long term assets             6                        -2
     Change in other provisions                  17                         0
     Corporate income taxes paid                -24                       -21
     Change in other long term liabilities      -10                       -28
                                        -----------              ------------
NET CASH FROM OPERATING ACTIVITIES              219                       227

CASH FLOW FROM INVESTING ACTIVITIES:
     Investments in intangible assets           -15                       -42
     Investments in tangible assets            -224                      -346
     Divestments of tangible fixed and
     intangible assets                           98                       112
     Acquisitions of group companies            -10                        -8
     Divestments of group companies             380                         0
     Investments in joint ventures and
     equity investees                            -1                        -4
     Investments from joint ventures and
     equity investees                            16                        39
     Proceeds from sale of joint ventures &
     equity investees                             1                         1
     Change in loans receivable                  21                        -3
                                        -----------              ------------
NET CASH FROM INVESTING ACTIVITIES              266                      -251

NET CASH BEFORE FINANCING ACTIVITIES            485                       -24

CASH FLOW FROM FINANCING ACTIVITIES:
     Change in long-term debt                   -79                      -262
     Repayments of capital lease commitments    -11                       -15
     Change in short-term debt                   85                       879
     Net proceeds from issuance of shares         1                         0
     Dividend paid                                0                         0
     Change in minority interest                 -9                        -5
                                        -----------              ------------
NET CASH FROM FINANCING ACTIVITIES              -13                       597

NET CHANGE IN CASH AND CASH EQUIVALENTS         472                       573
                                        -----------              ------------

Cash and cash equivalents at
begining of period                            3,340                     1,002
Cash acquired in business acquisitions            0                         1
Cash divested through sale of companies         -13                         0
Effect of exchange rate differences on
cash and cash equivalents                        28                         9

CASH AND CASH EQUIVALENTS AT END OF PERIOD    3,827                     1,585
                                        -----------              ------------

Annex B

Operating income before impairment and amortization of goodwill and exceptional losses is a non-GAAP financial measure. Ahold believes that it is a relevant and useful measure as it provides a more meaningful comparison of Ahold's underlying operating performance between periods. It is also a measure used by Ahold management to assess the effectiveness of its operating strategies and to evaluate its operating performance trends in different periods. Operating income before impairment and amortization of goodwill and exceptional losses, as defined herein, may not be comparable to similarly titled measures reported by other companies. It should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with Dutch GAAP.

Reconciliation of operating income (loss) to operating income (loss) before impairment and amortization of goodwill and exceptional losses

1st Quarter 2004
------------------------------------------------------------------------------------------------------------------------------------
            Business                                                                                         Operating income (loss)
            segments                  Operating                                                                before impairment and
                                         income        Goodwill         Goodwill           Exceptional      amortization of goodwill
x 1 million Euro                         (loss)      impairment     amortization                 items        and exceptional losses
------------------------------------------------------------------------------------------------------------------------------------
U.S. Retail                USD              397               0               -4                     0                           401
U.S. Retail                EUR              320               0               -3                     0                           323

Europe Retail              EUR               58               0               -7                     0                            65

U.S. Foodservice           USD              -72               0              -44                     0                           -28
U.S. Foodservice           EUR              -58               0              -36                     0                           -22
Foodservice Europe         EUR                0               0                0                     0                             0
                                    ------------------------------------------------------------------------------------------------
Total Foodservice          EUR              -58               0              -36                     0                           -22

South America              EUR             -433               0                0                  -432                            -1
Asia                       EUR              -18               0                0                   -18                             0
Other activities           EUR              -14               0                0                     0                           -14
                                    ------------------------------------------------------------------------------------------------
Total other business areas EUR             -465               0                0                  -450                           -15

Total                      EUR             -145               0              -46                  -450                           351

1st Quarter 2003
------------------------------------------------------------------------------------------------------------------------------------
            Business                                                                                         Operating income (loss)
            segments                  Operating                                                                before impairment and
                                         income        Goodwill         Goodwill           Exceptional      amortization of goodwill
x 1 million Euro                         (loss)      impairment     amortization                 items        and exceptional losses
------------------------------------------------------------------------------------------------------------------------------------
U.S. Retail                USD              455               0               -4                     0                           459
U.S. Retail                EUR              423               0               -4                     0                           427

Europe Retail              EUR               72               0               -6                     0                            78

U.S. Foodservice           USD              -78               0              -45                     0                           -33
U.S. Foodservice           EUR              -73               0              -42                     0                           -31
Foodservice Europe         EUR                4               0                0                     0                             4
                                    ------------------------------------------------------------------------------------------------
Total Foodservice          EUR              -69               0              -42                     0                           -27

South America              EUR                1               0               -1                     0                             2
Asia                       EUR               -7               0                0                     0                            -7
Other activities           EUR              -18               0                0                     0                           -18
                                    ------------------------------------------------------------------------------------------------
Total other business areas EUR              -24               0               -1                     0                           -23

Total                      EUR              402               0              -53                     0                           455

Annex C

Shareholders' equity
--------------------------------------------------------------------------------

                                    April 18, 2004         December 28, 2003
x 1 million Euro
--------------------------------------------------------------------------------

Shareholders' equity opening balance         4,851                     2,609

     Issuance of preferred shares                0                        75
     Issuance of common shares                   0                     2,866

     Net income (loss)                        -405                        -1
     Preferred dividend                        -13                       -38
     EITF 02-16 opening balance
     sheet adjustment                            0                      -100
     Exercise of stock options                   0                         1
     Goodwill                                  213                        49
     Minimum pension liability                   0                       -40
     Transfer cumulative translation
     difference of the divestments to
     the statement of operations ("CTA
     losses")                                  322                        96
     Exchange rate differences and
     other changes                             139                      -666
                                        -----------              -----------
Shareholders' equity closing balance          5,107                    4,851

 Annex D

Quarterly sales and trends per
------------------------------------------------------------------------------------------------------------------------------------
                                                                  Q1 2004        Q4  2003      Q3  2003     Q2  2003       Q1  2003
x 1 million                                                     (16 weeks)      (12 weeks)    (12 weeks)   (12 weeks)     (16 weeks)
------------------------------------------------------------------------------------------------------------------------------------

Royal Ahold                   Euro
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                           15,370          12,739        13,045       12,953         17,331
Net sales growth(%)                                                 -11.3%          -10.9%         -7.1%       -12.4%         -11.4%
Number of stores                                                     5,011           5,066         5,257        5,292          5,453
------------------------------------------------------------------------------------------------------------------------------------

US Retail                     USD
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                            8,184           6,265         6,172        6,229          8,285
Net sales growth(%)                                                  -1.2%            1.0%          3.3%         1.1%           4.8%
Number of stores                                                     1,491           1,489         1,631        1,633          1,633
------------------------------------------------------------------------------------------------------------------------------------

U.S. Foodservice              USD
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                            5,542           4,152         4,259        4,130          5,296
Net sales growth(%)                                                   4.6%            6.0%          5.9%         0.4%          -1.6%
------------------------------------------------------------------------------------------------------------------------------------

Europe Retail                 Euro
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                            3,677           3,177         2,988        3,044          3,718
Net sales growth(%)                                                  -1.1%           -0.5%          0.3%         0.7%           2.6%
Number of stores                                                     3,133           3,144         3,156        3,146          3,209
------------------------------------------------------------------------------------------------------------------------------------

Europe Foodservice            Euro
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                              240             197           189          196            257
Net sales growth(%)                                                  -6.6%           -5.3%         -2.8%        -5.3%           2.0%
------------------------------------------------------------------------------------------------------------------------------------

South America                 Euro
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                              336             518           510          609            581
Net sales growth(%)                                                 -42.2%          -19.8%        -13.0%        20.6%          42.8%
Number of stores                                                       387             386           423          433            505
------------------------------------------------------------------------------------------------------------------------------------

Asia                          Euro
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                               51              85            78           92            109
Net sales growth(%)                                                 -53.2%          -28.8%        -28.4%       -16.4%          -9.2%
Number of stores                                                         0              47            47           80            106
------------------------------------------------------------------------------------------------------------------------------------

Other                         Euro
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                               16              12            18           13             14
Net sales growth(%)                                                  14.3%           -7.7%         63.7%        18.2%           7.7%
------------------------------------------------------------------------------------------------------------------------------------